Exhibit 20.1

FOR IMMEDIATE RELEASE

PACKAGING CORPORATION OF AMERICA REPORTS FIRST QUARTER 2004  RESULTS

Lake Forest, IL.  April 19, 2004 – Packaging Corporation of America (NYSE: PKG) today reported a first quarter 2004 net loss of $7 million, or $0.06 per share, compared to first quarter 2003 net income of $7 million, or $0.07 per share.  Net sales for the first quarter were $431 million compared to $423 million in the first quarter of 2003.

The reduction in earnings, compared to last year’s first quarter, was driven primarily by lower pricing, which reduced earnings by seventeen cents per share, and higher fiber and energy costs, which reduced earnings by three cents per share.  These earnings reduction items were partially offset by increased containerboard and corrugated products sales volumes and lower interest expense.

PCA’s corrugated products shipments per workday were up 6.1% compared to last year’s first quarter, which represents a record first quarter volume for the company.  Containerboard production in the first quarter was 547,000 tons, and PCA ended the quarter with its containerboard inventories down 23,000 tons compared to first quarter 2003 levels, and down 15,000 tons compared to year-end 2003 levels.  Industry containerboard inventories dropped to 2,354,400 tons, which is the lowest level since December 1994.

Paul T. Stecko, Chairman and CEO of PCA, said, “Higher prices for wood, recycled fiber and energy resulted in lower earnings than we expected entering the first quarter.  Our converting costs in corrugated products were also slightly higher than anticipated as a result of some inefficiencies caused by operating at very low containerboard inventory levels.  On the positive side, our corrugated products volume remained extremely strong, and the annual maintenance outages at our two large linerboard mills are now behind us.”

“Looking forward”, Mr. Stecko added, “our two medium mills take their annual outages in the second quarter, but other than that, we expect our mills to run full the remainder of the year as a result of strong demand and extremely low inventories.  Earnings improvement will be driven primarily by the realization of announced price increases.  However, by industry publications not recognizing the full amount of the March containerboard increase until April, a subsequent delay in passing this price increase through to boxes has occurred.  As a result, the full earnings impact of these increases will not be totally realized until the third quarter.  Currently, we expect our second quarter earnings to be about $0.05 - $0.07 per share.

Finally, PCA announced last week a $50 per ton price increase for both linerboard and medium effective June 1, 2004.  Virtually all of any earnings benefit from this second price increase would occur during the second half of the year.”

PCA is the sixth largest producer of containerboard and corrugated packaging products in the United States with sales of $1.7 billion in 2003. PCA operates four paper mills and 66 corrugated product plants in 26 states across the country.

CONTACT:

Barbara Sessions

Packaging Corporation of America

INVESTOR RELATIONS:  (877) 454-2509

PCA’s Website: www.packagingcorp.com

Conference Call Information:

WHAT:	Packaging Corporation of America Earnings Conference Call

WHEN:	Tuesday, April 20, 2004 10:00 a.m. Eastern Time

NUMBER:	(800) 565-8107 (U.S. and Canada) and (703) 464-5617 (International)
Dial in by 9:45 a.m. Eastern Time
Conference Call Leader: Mr. Paul Stecko

WEBCAST:	http://www.packagingcorp.com

REBROADCAST DATES:	April 20, 2004 12:00 p.m. Eastern Time through May 4, 2004 11:59 a.m. Eastern Time

REBROADCAST NUMBER:	(888) 266-2081 (U.S. and Canada), or (703) 925-2533 (International) Passcode: 435729

Some of the statements in this press release are forward-looking statements.  Forward-looking statements include statements about our future financial condition, our industry and our business strategy.  Statements that contain words such as “ will”, “should”,”anticipate”,”believe”, “expect”, “intend”, “estimate”, “hope” or similar expressions, are forward-looking statements.  These forward-looking statements are based on the current expectations of PCA.  Because forward-looking statements involve inherent risks and uncertainties, the plans, actions and actual results of PCA could differ materially.  Among the factors that could cause plans, actions and results to differ materially from PCA’s current expectations include the following: the impact of general economic conditions; containerboard and corrugated products general industry conditions, including competition, product demand and product pricing; fluctuation in wood fiber and recycled fiber costs; fluctuations in purchased energy costs; and legislative or regulatory requirements, particularly concerning environmental matters, as well as those identified under the exhibit “Risk Factors” in PCA’s 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission and available at the SEC’s website at “www.sec.gov”.

Packaging Corporation of America

Consolidated Earnings Results

Unaudited

	Three Months Ended March 31,
(in millions, except per share data)	2004	2003

Net sales	$431.3	$423.3
Cost of sales	(391.1)	(351.1)

Gross profit	40.2	72.2
Selling and administrative expenses	(32.2)	(31.8)
Other expense, net	(1.3)	(2.7)
Corporate overhead	(10.3)	(10.2)

Income (loss) before interest and taxes	(3.6)	27.5
Interest expense, net	(7.4)	(15.8)

Income (loss) before taxes	(11.0)	11.7
Provision (benefit) for income taxes	4.2	(4.6)

Net income (loss)	$(6.8)	$7.1

Earnings per share:
Basic earnings per share	$(0.06)	$0.07
Diluted earnings per share	$(0.06)	$0.07

Basic common shares outstanding	105.8	104.6
Diluted common shares outstanding	105.8	106.4

Supplemental financial information:
Capital spending	$29.2	$22.8
Long term debt	$694.6	$738.2
Cash balance	$87.6	$140.0